

October 19, 2009

Mr. Colin Marshall
Chief Executive Officer
Cloud Peak Energy Inc.
505 S. Gillette Ave.
Gillette, WY 82716

> **Re: Cloud Peak Energy Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 5, 2009**
> **Response Letter Dated October 5, 2009**
> **File No. 333-161293**

Dear Mr. Marshall:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1.   Please provide updated consents with your next amendment.

2.   Please continue to monitor your requirement to provide updated financial statements in accordance with Rule 3-12 of Regulation S-X.

3.   Please provide the remaining omitted financial information at your earliest convenience.

4.   We note your responses to prior comments 4 and 5. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A, including the estimated rice range. In addition, include all omitted exhibits. Please allow sufficient time for our review. We may have additional comments.

Risk Factors, page 22

5.   We note your response to our prior comment 6 and reissue the comment. We note the continued inclusion of the phrases "[w]e cannot be reasonably assured" on page 33, and "we cannot assure you" on page 51. In addition, we note the continued inclusion of the phrases "beyond our control" on page 23 and "outside our control" on page 24. Please revise.

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 84
Note 1(f)

6.   We note you have included an adjustment of contingently payable, nonrecurring employee bonus compensation. Please explain why you believe this adjustment is factually supportable and directly attributable to the transactions. Please clarify if the bonus compensation is set forth in your contractual agreements.

Note 1(i)

7.   Please expand your disclosure relative to this adjustment to better explain the nature of the tax receivable agreement.

Note 1(m)

8.   Please revise to clarify why your consolidated income tax expense is not reflected in the allocation to the noncontrolling interest. Similar concerns apply to Note (2)(e).

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact at Kevin Stertzel (202) 551-3723 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Stuart Gelfond
        (212) 859-4000